Filed by Duke Energy Corporation Commission File No. 1-4928 Pursuant to Rule 425 under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Deer Holding Corp. Commission File No. 132-2302

Paul Anderson’s Letter to Employees About Cinergy Merger

Dear Fellow Employee:

By now you’ve heard that Cinergy will be merging with Duke Energy. The news release announcing the merger agreement as well as other information about Cinergy and the transaction are available on our Portal.

This is a very exciting combination that will create a stronger business platform and increase value for our company immediately and in the longer term. Here’s how:

Increased scale and scope: Our retail electric and gas businesses will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada. Our retail electric companies will operate more than 25,000 MW of generation.

Stand-alone strength: Both our electric and gas businesses would have the scale to stand alone, which increases our options for future restructuring. On a stand-alone basis, our electric business would be one of the five largest in the U.S. (based on implied market capitalization) and our gas operations would be the largest in North America.

Stronger merchant power business: This transaction improves DENA’s current situation and future prospects. Our combined merchant energy business will consist of more than 16,000 MW of unregulated generation. And, the merchant business will benefit from both improved fuel diversity and market diversity. Consolidating our merchant business will also provide significant opportunities to reduce costs and accelerate our gas trading and marketing business.

Creates immediate value: Duke Energy shares are the currency of our new company. Cinergy shareholders will receive 1.56 shares of Duke Energy for every Cinergy share they own. Duke Energy’s board of directors said it intends to increase the dividend 12.7 percent at its June meeting to $1.24 a year beginning with the September dividend payment. The transaction will be accretive to Duke’s earnings in the first full year of operation. And, we expect to share cost efficiencies from the transaction with customers and investors.

Well positioned for continued consolidation: By strengthening our core businesses, we will be able to participate in the continued consolidation of the utility and merchant sectors.

Just as important as the strong strategic fit of our companies is the cultural fit. Duke Energy and Cinergy share compatible values, operating philosophies and views of the future.

Following the merger, the combined company will be a registered holding company with corporate headquarters in Charlotte. Local headquarters of the operating utilities will remain unchanged by the merger: Cincinnati Gas & Electric Company and Union Light, Heat & Power will remain in Cincinnati; PSI Energy will remain in Plainfield, Indiana; and Duke Power will continue to be headquartered in Charlotte. DEGT and certain commercial operations will remain in Houston. DEFS will remain headquartered in Denver and Crescent Resources will continue to be located in Charlotte.

Upon closing of the merger, which we expect will be in the summer of 2006, I will be chairman of Duke Energy Corporation and Jim Rogers, currently chairman, president and chief executive officer of Cinergy, will become president and chief executive officer. I respect Jim’s leadership and look forward to working with him. Jim will have all of our business units, corporate functions and support services reporting directly to him, with the exception of our gas businesses: DEGT and DEFS. At closing, Fred Fowler will become president and CEO of our gas operations, reporting to Jim on operations and to me on strategy.

With the increased scale, scope and strength of our company, we will also be evaluating whether or not we should separate our electric and gas businesses after this merger closes. We will be assessing whether there is greater value in keeping those businesses together, or creating separate companies.

A natural question from employees is, “What does this mean to me?” Remember that the earliest we could obtain approval to proceed will be the summer of 2006, so for the next year, it will be business as usual at Duke Energy. I need you to stay focused on achieving your business and personal goals.

Jim and I will co-chair a transition team charged with integrating our companies. That team will recommend the structure and staffing level of the company, and ensure that we adopt the best practices from our two companies in all areas and disciplines. You will note in our public materials that we expect a head count reduction of approximately 1,500, or 5 percent. While it is premature to identify specifically where this will occur, we anticipate that it will be spread over corporate shared services, utility back office and non-regulated merchant operations. Finally, we intend to bring closure to the question of whether or not to separate our electric and gas businesses on a parallel path to this integration effort.

Since Duke Energy was created in 1997, we’ve had a number of important acquisitions that continue to grow and shape our company. The merger with Cinergy further improves our position for the future. We’ve clearly regained control of our future and are on a path of continued growth and value creation.

During this transition, as always, I appreciate your continued focus on serving customers with excellence, delivering value for our investors, and working safely.

Paul Anderson

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Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.